SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13
and 15(d) of the Securities Exchange Act of 1934.

0-16162

(Commission File Number)

Children’s Comprehensive Services, Inc.

(Exact name of registrant as specified in its charter)

3401 West End Avenue, Suite 400, Nashville, Tennessee 37203, (615) 250-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 per share, of Children’s Comprehensive Services, Inc.
Common Stock Purchase Rights of Children’s Comprehensive Services, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]

Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]

Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date:
One*

*Following consummation of the merger of Children’s Comprehensive Services, Inc. with Ameris Acquisition, Inc., a Tennessee Corporation, and a wholly-owned Subsidiary of KIDS Holdings, Inc., a Tennessee corporation, with Children’s Comprehensive Services, Inc. as the surviving entity, KIDS Holdings, Inc. will be the sole shareholder of the surviving entity.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Children’s Comprehensive Services, Inc., a Tennessee corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2002	Children’s Comprehensive Services, Inc.

	By:	/s/ MICHAEL G. LINDLEY
	Name:	MICHAEL G. LINDLEY
	Title:	PRESIDENT